UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007

Commission File No. 0-30148

PHOTOCHANNEL NETWORKS INC.
(Translation of registrant's name into English)

590 - 425 Carrall Street, Vancouver, British Columbia V6B 6E3 Canada
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [  ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

PhotoChannel Networks Inc.
Interim Financial Statements for the period ended June 30, 2007

PhotoChannel Networks Inc.
Consolidated Balance Sheets
Unaudited - Prepared by Management
(expressed in Canadian dollars)

	June 30, 2007	September 30, 2006

Assets

Current assets
Cash and cash equivalents	$19,584,534	$2,022,015
Cash held in trust	53,838	-
Accounts receivable	1,157,963	1,311,867
Inventory	82,194	80,190
Prepaid expenses	262,602	76,286

	21,141,131	3,490,358

Capital assets	1,610,568	1,235,789

Deferred charges	816,198	157,157

	$23,567,897	$4,883,304
Liabilities

Current liabilities
Accounts payable and accrued liabilities	$1,439,687	$1,221,948
Deferred revenue - current portion	144,314	179,647

	$1,584,001	$1,401,595

Deferred revenue - long-term portion	47,470	46,947
	1,631,471	1,448,542

Shareholders’ Deficiency

Capital stock	$65,388,225	$49,115,790
Contributed surplus	9,908,992	9,958,544
Warrants	5,011,481	338,314
Deficit	(58,372,272)	(55,977,886)

	21,936,426	3,434,762

	$23,567,897	$4,883,304

Approved by the Board of Directors

“Peter Fitzgerald” Director	“Cory Kent” Director

The accompanying notes are an integral part of these financial statements.

PhotoChannel Networks Inc.
Consolidated Statements of Loss and Deficit
Unaudited - Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended		Nine Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Revenue	$1,272,962	$1,310,520	$4,112,147	$2,684,380

Expenses
General and administration	446,619	524,042	1,384,193	1,224,795
Sales and marketing	150,662	347,356	519,438	699,412
Network delivery	306,763	617,118	1,078,671	1,233,402
Research and development	699,530	759,851	2,024,256	1,734,103
Amortization	128,465	106,677	361,162	263,054

	1,732,039	2,355,044	5,367,720	5,154,766

Net loss from operations	(459,077)	(1,044,524)	(1,255,573)	(2,470,386)

Other Income (loss)
Foreign exchange gain (loss)	(1,369,179)	10,625	(1,371,158)	2,006
Interest and miscellaneous income	188,605	8,263	232,345	21,483
	(1,180,574)	18,888	(1,138,813)	23,489

Net loss and comprehensive loss for the period	(1,639,651)	(1,025,636)	(2,394,386)	(2,446,897)

Deficit - beginning of period	(56,732,621)	(54,766,846)	(55,977,886)	(53,345,585)

Deficit - end of period	$(58,372,272)	$(55,792,482)	$(58,372,272)	$(55,792,482)

Basic and fully diluted net loss per share	$(0.05)	$(0.04)	$(0.08)	$(0.11)

Weighted average number of common shares outstanding	32,404,197	22,988,297	28,721,894	22,077,308

The accompanying notes are an integral part of these financial statements.

PhotoChannel Networks Inc.
Consolidated Statements of Cash Flows
Unaudited - Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended		Nine Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Cash flows from operating activities
Net (loss) gain for the period	$(1,639,651)	$(1,025,636)	$(2,394,386)	$(2,446,897)
Items not affecting cash
Amortization	128,465	106,677	361,162	263,054
Stock-based compensation expense	167,964	97,284	488,633	142,817
Foreign exchange loss	1,369,179	(10,625)	1,371,158	(2,006)

	25,957	(832,300)	(173,433)	(2,043,032)
Net change in non-cash working capital items	(1,635,040)	(642,539)	(17,272)	(560,653)

	(1,609,083)	(1,474,839)	(190,705)	(2,603,685)

Cash flows from investing activities
Cash held in trust	17,402,679	-	(53,838)	-
Deferred charges	(319,844)	-	(477,177)	-
(Purchase) Disposal of property, plant and equipment	(125,806)	(194,066)	(735,941)	(491,061)

	16,957,029	(194,066)	(1,266,956)	(491,061)

Cash flows from financing activities
Issuance of common shares and warrants - net proceeds	-	2,540,720	16,185,674	4,073,720
Issuance of common shares on exercise of warrants and options	2,382,558	-	4,221,743	-

	2,382,558	2,540,720	20,407,417	4,073,720

Effect of foreign exchange on cash and cash equivalents	(1,392,104)	(2,520)	(1,387,237)	(2,716)

Increase (decrease) in cash and cash equivalents	16,338,400	869,295	17,562,519	976,258

Cash and cash equivalents - beginning of period	3,246,134	294,281	2,022,015	187,318

Cash and cash equivalents - end of period	$19,584,534	1,163,576	$19,584,534	$1,163,576

The accompanying notes are an integral part of these financial statements.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

1.         Summary of significant accounting policies

General

These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada, using the same accounting policies as outlined in Note 2 to the most recent audited consolidated financial statements for the year ended September 30, 2006, except for comprehensive income and financial instruments outlined below. These unaudited interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2006. Certain comparative figures in the unaudited interim consolidated financial statements have been reclassified to conform to the current period presentation.

In the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated loss, and consolidated cash flows as at June 30, 2007 and for all periods presented, have been made. The loss for the nine months ended June 30, 2007 is not necessarily indicative of the results of operations for the full year ending September 30, 2007. All amounts herein are expressed in Canadian dollars unless otherwise noted.

All material inter-company balances and transactions are eliminated upon consolidation.

Nature of operations

The company has a limited operating history and the successful implementation of its business strategy may depend on numerous factors including economic, competitive and other conditions and uncertainties, the ability to hire and retain qualified personnel, the ability to obtain financing for continued development and commercialization of its products. Adverse economic or competitive conditions or the failure to hire and retain qualified personnel or obtain financing if required could affect the company's operations in the future.

Changes in Accounting Policies

Comprehensive income and financial instruments

On October 1, 2006, the Company adopted the recommendations included in the CICA Handbook sections 1530, Comprehensive Income, 3251, Equity, 3855, Financial Instruments - Recognition and Measurement, 3861, Financial Instruments - Disclosure and Presentation and 3865, Hedges.

Section 1530 requires the presentation of comprehensive income and its components in a new financial statement. Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes unrealized gains and losses arising from the translation of the financial statements of self-sustained foreign operations, as well as the portion of gains or losses on the hedging item that is determined to be an effective hedge of net investments in self-sustaining foreign operations. The adoption of this standard had no impact on the Company's financial statements.

Section 3251 requires that a company presents separately the changes in and the balances of the following components of equity: retained earnings, accumulated other comprehensive income, contributed surplus, capital stock and reserves.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

Sections 3855 and 3861 establish the standards for the recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. These standards prescribe when to recognize a financial instrument in the balance sheet and at what amount. On initial recognition, all financial instruments included in the scope of Section 3855 are measured at fair value. Depending on their balance sheet classification, fair value or cost-based measures are used to measure financial instruments after initial recognition. They also prescribe the classification of gains and losses on financial instruments. Based on financial instrument classification, gains and losses on financial instruments are recognized in net income or other comprehensive income. All embedded financial instruments are carried at fair value in the consolidated balance sheet, including those derivatives that are embedded in other contracts but are not considered to be closely related to the host contract. The Company has made the following classification for its financial instruments:

•
Cash equivalents and cash held in trust are classified as an "Asset held for trading". They are measured at fair value and any gains or losses resulting from subsequent measurements, at the end of each period, are recognized in net earnings;

•
Accounts receivable are classified as “Loans and receivables” and are recorded at cost, which upon their initial measurement is equal to their fair value. Subsequent measurement of trade receivables is at amortized cost, which usually corresponds to the amount initially recorded less any allowance for doubtful accounts; and

•
Accounts payable and accrued liabilities are classified as "Other financial liabilities". They are initially measured at fair value and the gains and losses resulting from their subsequent measurement, at the end of each period, are recognized in net loss.

The adoption of these new standards had no effect on the Company’s financial statements.

Research and development

Research costs are expensed in the period incurred. Where, in the opinion of management, the deferral criteria established under GAAP are satisfied in all material respects, development costs are capitalized and amortized over the estimated life of the related products. Otherwise, development costs are charged as an expense in the period incurred. To date, no development costs have been deferred.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortization. Amortization of property, plant and equipment is charged over the estimated useful lives of the assets at the following annual rates:

Computer equipment	30% straight-line
Software	33% - 100% straight-line
Furniture and office equipment	20% straight-line
Leasehold improvements	life of the lease

The Company assesses the carrying value of long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying value may not be recoverable from future undiscounted cash flows. An impairment loss equal to the difference in the asset carrying value and its fair value is recognized in the period in which the determination is made.

Leases

Leases in which a significant portion of the risk and rewards of ownership are retained by lessor are classified as operating leases. Payments made under operating leases are charged to the statement of operations and deficit on a straight-line basis over the term of the lease.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

Deferred charges

During fiscal 2006, the Company entered into a contract with a customer which included the provision for a cash rebate of transactional revenues billed over a fixed period of time. This amount is presented as deferred charges and is being amortized on a straight-line basis over a 30-month period.

During the period, the Company entered into arrangements and incurred professional fees associated with the potential acquisition of Pixology plc and such costs have been recorded as deferred charges.

Revenue recognition

Revenue is earned from the provision of the PhotoChannel Network to electronically connect photo-finishing retailers to their customers through the Internet. Revenue received in advance from installation services for the set-up of a customer website is recorded as deferred revenue and is recognized into income over the estimated term of the customer relationship period. Revenue from monthly membership fees from photo-finishing retailers for the connection to the PhotoChannel Network is recognized as the service connection is provided. Revenue from commissions earned on transactions processed by the photo-finishing retailers, utilizing the PhotoChannel Network, is recognized at the time the digital image processing services are provided to the end customer. Revenue from archive fees from online image storage is recognized as the service is provided.

Vendor consideration given to a customer

On October 1, 2005, the Company adopted Emerging Issues Committee Abstract 156, “Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of a Vendor’s Products)” (EIC-156). In 2005 and 2006, the Company entered into sales agreement(s) with certain customer(s) where there are provisions for cash consideration if certain sales thresholds are met. Cash consideration due from the Company to a customer is recorded as a reduction in sales revenue in the Company’s income statement.

EIC-156 was retroactively applied with no impact on prior year sales revenue.

Share issue costs

Direct costs associated with an issue of capital stock or special warrants are deducted from the related proceeds at the time of the issue.

Stock-based compensation plan

The Company has a stock option plan, which is described in note 6 to the most recent audited consolidated financial statements for the year ended September 30, 2006. Options issued are accounted for in accordance with the fair value method of accounting for stock-based compensation as defined in the provisions of CICA Handbook Section 3870 “Stock-Based Compensation and other Stock-Based Payments”. The cost of the options is charged to operations with an offsetting amount recorded to contributed surplus based on an estimate of the fair value determined using the Black-Scholes option pricing mode. The section applies to certain awards outstanding on the date of adoption, being October 1, 2004 for the Company, and relates to all awards granted on or after October 1, 2002. As a result, the Company applied the recommendations with retroactive application and recorded an adjustment to opening deficit of $314,011 in the fiscal year of 2005. Previously, the Company disclosed the pro forma effect of employee stock-based compensation expense in the notes to the financial statements.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

Net loss per share

Basic net loss per share is computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used for the calculation of diluted net loss per share. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

At June 30, 2007, 4,857,147 warrants (2006 - 4,431,875) and 1,624,026 options (2006 - 2,089,177) were outstanding and could potentially dilute basic earnings per share, but were excluded from the calculation of diluted shares as their effects would anti-dilutive.

Foreign currency transactions and translation

Monetary assets and liabilities of the Company denominated in foreign currencies are translated into Canadian dollars at the exchange rate prevailing at the balance sheet date. Revenue and expenses denominated in foreign currencies are translated at the exchange rate prevailing at the transaction date. Exchange differences are included in the statement of loss as they arise.

Use of estimates and measurement uncertainty

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and other reported amounts in the consolidated financial statements and the related notes. Significant estimates and assumptions are necessary in the determination of the recoverable amounts for property, plant and equipment and in the determination of the value ascribed to the components of stock-based transactions. Actual results may differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less.

Fair values

The fair values of cash and cash equivalents, cash held in trust, accounts receivable, and accounts payable and accrued liabilities approximate their carrying amounts are due to the near-term maturity of these instruments.

Income taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax balances. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered more likely than not.

Comparative amounts

Comparative amounts have been reclassified, when necessary, to conform to the presentation adopted in the current year.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

2.	Accounts receivable

	As at June 30, 2007	As at September 30, 2006

Trade accounts receivable	$1,155,794	$1,311,867
GST Receivable	2,169	-
Total	$1,157,963	$1,311,867

3. Capital stock and stock options

a) Capital stock

	Capital stock		Other capital accounts

	Number of Shares (1)	Amount $	Contributed surplus $	Number of warrants (1)	Amount $	Deficit $	Total shareholders’ equity (deficiency) $

Balance - September 30, 2006	26,048,376	49,115,790	9,958,544	2,225,000	338,314	(55,977,886)	3,434,762
Issuance of shares for cash from exercised options	603,117	1,422,428	(538,185)	-	-	-	884,243
Compensation expense for options vested	-	-	488,633	-	-	-	488,633
Private placement of 4,430,588 units	4,430,588	11,174,193	-	4,857,147	5,011,481	-	16,185,674
Shares issued on exercise of warrants	2,225,000	3,675,814	-	(2,225,000)	(338,314)	-	3,337,500
Loss for the period	-	-	-	-	-	(2,394,386)	(2,394,386)

Balance June 30, 2007	33,307,081	65,388,225	9,908,992	4,857,147	5,011,481	(58,372,272)	21,936,426

(1)
On November 2, 2006, the Company implemented a consolidation of its common shares on a one-new-common-share-for-10-old-common-shares basis. The number of common shares, outstanding warrants and common stock options have been adjusted to reflect the post consolidated amount at September 30, 2006 for comparison purposes.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

b)	Options

The Company has a stock option plan (the “Plan”) which is described in note 6 to the most recent audited consolidated financial statements for the year ended September 30, 2006. The Plan grants to directors and certain employees of the Company the option to common shares of the Company. The Plan allows for a maximum of 10% of the Company’s issued and outstanding common shares be reserved for issuance. As at June 30, 2007, the Company has reserved 3,330,708 common shares. The exercise price of each option is determined by the market price of the Company’s stock on the date of the grant and an options’ maximum term is five years. Options generally vest over eighteen (18) months. During the nine months ended June 30, 2007, 745,000 options (2006 - 615,000) were granted to employees.

c)	Warrants

Pursuant to a brokered private placement during the nine month period ended June 30, 2007, the Company issued 4,430,588 units for net proceeds of $16,185,674. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one additional common share of the company at a price of US4.00 per share for a period of two years from the date of closing. The net proceeds of $16,185,674 were allocated: $11,174,193 to common shares issued and $5,011,481 to the common share purchase warrants. The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of $nil; expected volatility of 72%; risk-free interest rate of 3.95%; and expected life of two years. The common share purchase warrants expire on March 30, 2007. During the period ended June 30, 2007, none of the common share purchase warrants were exercised.

4. Business segment information

The Company only reportable segment is the provision of digital image delivery, hosting, storage and financial reporting for photo-finishing retailers.

The Company’s sales by geographical area are as follows:

Revenue	Canada	US	Other

For the nine months ended June 30, 2007	$3,085,672	$1,011,824	$14,651

For the nine months ended June 30, 2006	$2,377,182	$306,604	$594

Revenue is attributable to the geographic location of the Company’s customer. As at June 30, 2007 and 2006, all of the Company’s property, plant and equipment were located in Canada.

5. Revenue

	Nine Months	Nine Months
Description	June 30, 2007	June 30, 2006

Installation fees	$574,871	$842,816
Membership fees	667,037	525,620
Transaction commission fees	2,571,253	1,026,611
Archive fees	45,011	90,298
Professional fees	253,975	199,035
Total	$4,112,147	$2,684,380

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

6. Expense details

	June 30, 2007	June 30, 2006
General and administration
Accounting and legal	$127,141	104,249
Investor relations	25,183	40,000
Office and miscellaneous	231,864	193,488
Public company fees	72,639	38,041
Salaries	395,700	335,274
Consulting	193,823	270,497
Stock-based compensation expense	241,032	142,817
Interest	469	2,801
Rent	96,342	64,894
Bad Debt	-	8,720
Loss due to decline in inventory	-	24,014
	$1,384,193	1,224,795

Sales and marketing
Salaries	$233,101	232,228
Consulting	101,867	206,584
Printing, advertising and promotion	32,103	219,656
Travel and Miscellaneous	83,494	40,944
Stock-based compensation expense	68,873	-
	$519,438	699,412

Network Delivery
Telecommunication costs	$162,610	171,933
Customer Service	300,786	256,123
Lab system installation	442,458	680,234
Other	183,414	125,112
Stock-based compensation expense	6,072	-
Expense Recovery	(16,669)	-
	$1,078,671	1,233,402

Research and development
Salaries	$999,990	754,595
Consulting	710,424	897,925
Miscellaneous	141,186	81,583
Stock-based compensation expense	172,656	-
	$2,024,256	1,734,103

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

7.  Reconciliation to accounting principles generally accepted in the United States of America

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (“US GAAP”).

The reconciliation of the loss for the year based on Canadian GAAP to US GAAP is as follows:

The financial information set out below as at June 30, 2007 and for the three months ended June 30, 2006 is unaudited: however, such information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information for the periods presented.

(a) The reconciliation of the loss for the period based on Canadian GAAP to US GAAP is as follows:

	June 30, 2007 (Unaudited) $	June 30, 2006 (Unaudited) $
Net loss for the period under Canadian GAAP	1,639,651	1,025,636
Compensation expense (i)	-	-
Unrealized gain (loss) on warrants outstanding	(1,572,245)	-
Net loss and comprehensive loss for the period under U.S. GAAP (ii)	67,406	1,025,636
Basic and fully diluted loss per share under U.S. GAAP	0.00	0.05

(b) The reconciliation of the balance sheet between Canadian GAAP and U.S. GAAP is as follows:

	2007 $	2006 $
Warrants liability (iii)
Canadian GAAP	-	-
U.S. GAAP	3,439,236	-

Goodwill (iv)
Canadian GAAP	-	-
U.S. GAAP	6,511,063	6,511,063

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

(c) The reconciliation of shareholder’s equity between Canadian GAAP and U.S. GAAP is as follows:

	Capital stock $	Contributed surplus (i) $	Warrants $	Deficit (i), (iii) and (iv) $	Total shareholders equity $
Balance - June 30, 2006
Canadian GAAP	47,360,750	9,463,102	1,020,279	(55,792,482)	2,051,649
U.S. GAAP	47,252,590	11,821,103	1,020,279	(51,531,260)	8,562,712

Balance - June 30, 2007
Canadian GAAP	64,850,040	10,447,177	5,011,481	(58,372,272)	21,936,426
U.S. GAAP	64,741,880	12,805,178	-	(52,538,805)	30,019,734

(i)  Stock-based compensation

Under US GAAP, effective October 1, 2006, the Company adopted Financial Accounting Standards Board Statement (“FAS”) 123(R) “Share-Based Payment”, a revision to FAS 123 “Accounting for Stock-Based Compensation.” FAS 123(R) requires the Company to recognize in the income statement the grant date fair value of share-based compensation awards granted to employees over the requisite service period. Compensation expense recognized reflects estimates of award forfeitures and any change in estimates thereof are reflected in the period of change.

Pursuant to the provisions of FAS 123(R), the Company applied the modified prospective transition method. Under this method, the fair value provisions of FAS 123(R) is applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after October 1, 2006. Measurement and attribution of compensation costs for unvested awards at October 1, 2006, granted prior to the adoption of FAS 123(R) are recognized based upon the provisions of FAS 123(R), after adjustment for estimated forfeitures as discussed below.

Since the Company did not previously estimate forfeitures in the calculation of employee compensation expense under their previous policy, upon adoption of FAS 123(R), the Company determined the cumulative effect of a change in accounting principle to reflect the estimated forfeitures for unvested stock options outstanding at September 30, 2006 was immaterial for adjustment.

At June 30, 2007, the total compensation cost related to non-vested awards not yet recognized was $510,841, which will be recognized over the remaining vesting period of 11 months.

Prior to FAS 123(R), the Company followed U.S. GAAP policy of FASB Statement No. 123 “Accounting for Stock-Based Compensation” (FAS 123), which are substantially harmonized with the Company’s existing Canadian GAAP recommendations. Therefore, there were no GAAP differences for stock-based compensation and awards granted in fiscal 2006.

FAS 123 required the Company to provide pro forma information regarding net loss and loss per share as if compensation for the Company’s stock option plans had been determined in accordance with the fair value based method prescribed in SFAS 123.

The weighted average fair value of options granted during the third quarter of fiscal 2007 was $0.08 (2006 - $0.04) and was calculated using the Black-Scholes option pricing model following the same assumptions disclosed under Canadian GAAP. The effect of pro forma compensation expense on the Company’s loss and loss per share is as follows:

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

	2007 $	2006 $
Loss per U.S. GAAP	67,406	1,025,636
Stock-based compensation expense included in above	(167,963)	(97,284)
Stock-based compensation expense had the fair value method been applied to all awards	167,963	89,133
Pro forma loss	67,406	1,017,485
Pro forma basic and diluted loss per share	0.00	0.05

(ii)  Warrant Liability

Under US GAAP, the SEC determined that it is not possible to treat as equity, warrants whose exercise price currency denomination is different from the functional currency of the entity. The SEC generally views such instruments as derivative liabilities. Therefore the Company applied FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and allocated the fair value of warrants issued whose exercise price currency denomination is different that the Company’s functional currency as a liability, to be carried at fair value, with changes in fair value to be recorded in earnings. The change in fair value of these warrants for the period ended June 30, 2007 was $1,572,245 and was charged to operations.

(iii)  Redemption of Limited Partnership units

As described in note 7 of the Company’s annual consolidated financial statements included in its Annual Report on Form 20-F, for Canadian GAAP purposes, the redemption of the Limited Partnership units was recorded as a charge to deficit. Under US GAAP, the Company applied SFAS No. 141, “Business Combinations”, and allocated the cost of issuing the common shares and share purchase warrants to goodwill, after first considering any allocation to tangible and intangible assets acquired. This resulted in an increase of $6,511,063 in goodwill and shareholders’ equity. Under U.S. GAAP, goodwill is subject to an annual impairment test. The Company applies SFAS No. 142, “Goodwill and other intangible assets”, in determining if there is any impairment in value. As at June 30, 2007, no impairment in value has been recorded to date.

(iv)  Cash flow statement

The Canadian accounting standard for the preparation of cash flow statements is consistent with the guidance provided by International Accounting Standard (IAS) 7, and accordingly, the cash flow statements presented herein have not been reconciled to U.S. GAAP under the accommodation provided by the Securities and Exchange Commission of the United States (SEC).

(v)  Accounts receivable

No allowance for doubtful accounts has been included in accounts receivable in third quarter of fiscal 2007 and 2006.

(vi)  Commitments:

During the third quarter of fiscal 2007, the Company incurred operating lease expenses of $30,443 (2006 - $24,391).

(vii)  Recent U.S. announcements

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

SFAS accounting changes and error corrections

SFAS 159 "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115" permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments and becomes effective for fiscal years beginning on or after November 15, 2007. The Company has not yet determined the impact of this statement.

Staff Accounting Bulletin (SAB) 108 expresses the view of Securities Exchange Commissions (SEC) staff on prior year misstatements and their effect in current year financial statements. The bulletin addresses how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement and is effective for years ending after November 15, 2006. There was no impact on the Company’s financial statements.

FASB Interpretation 48: Accounting for uncertainty in income taxes

Prescribes a recognition and measurement model for tax positions taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Effective for fiscal years beginning after December 15, 2006. The Company is currently determining the impact, if any, of this interpretation.

FAS 157: Fair value measurements

FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. These definitions would be applied effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently determining the impact of this statement.

(viii)  Recent Canadian GAAP announcements

CICA HB 1506: Accounting changes

The revision establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors, replacing former CICA 1506. These changes are effective for interim and annual financial statements relating to years beginning on or after January 1, 2007. The Company does not expect this revision to impact the financial statements.

CICA HB Section 3031: Inventories

This revision aligns Canadian GAAP with International Financial Reporting Standards.  It establishes four basic principles: Inventory should be measured at the lower of cost and net realizable value; the cost of inventory includes costs directly attributable to its acquisition as well as an appropriate portion of fixed and variable production overheads; if the units in inventory are interchangeable, their cost should be determined using either a FIFO or weighted average cost formula; and write-downs of inventory to its net realizable value should be reversed if the value subsequently recovers.   This section applies to interim and annual financial statements for years beginning on or after January 1, 2008.  The Company expects there to be minimal impact on the financial statements.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

8.    Subsequent events

On April 25, 2007, the Company announced that it had reached an agreement with the board of directors of Pixology PLC (“Pixology”) on a recommended all cash offer by the Company for all of the issued and to be issued shares of Pixology. On July 2, 2007 the Company announced that it had received acceptances from the holders of over 94% of the outstanding Pixology shares, and had determined to complete the acquisition of Pixology under the proposed terms originally announced on April 25, 2007. The Company will take-up Pixology shares as they are tendered by Pixology shareholders. The Company anticipates the acquisition of all Pixology shares will approximate $17,650,000, which will be funded from existing cash. PhotoChannel assumed immediate control of Pixology effective July 2, 2007, at which time the Company acquired the current cash in Pixology which approximated $8,100,000. As a result of this acquisition the Company’s client base has been expanded to include Tesco (online and kiosk solutions), Jessops (kiosk), Asda (Wal-Mart UK - online solution), Boots (online solution), and Costco US, Canada and Mexico (kiosk solution).

The Company’s allocation of the purchase price is not yet complete pending a review of what amounts should be allocated to deferred revenue, intangible assets and goodwill, if any.

As part of the Company’s previously announced private placement for total proceeds of $15,064,000 (U.S.), which closed in two tranches on March 30 and April 2, 2007, the Company, concurrently with entering into the Share Purchase Agreement with the investors, entered into a Registration Rights Agreement with the investors. Under the Registration Rights Agreement, the Company agreed to file a preliminary prospectus in Canada and a registration statement in the United States by May 30, 2007, and a final prospectus in Canada and a registration statement in the United States by July 28, 2007 to qualify the re-sale of the shares and shares underlying the warrants sold to the investor(s). The Company filed the preliminary prospectus and registration statement on May 29, 2007, however, did not file the final prospectus and registration statement by July 28, 2007, and paid the investors an aggregate of US$150,639.99 in liquidated damages. The final prospectus was filed and receipted on August 13, 2007 and registration statement on August 15, 2007.

MANAGEMENT DISCUSSION & ANALYSIS

THIRD QUARTER 2007

This discussion and analysis is a review of the operating results, financial condition, and business risks of PhotoChannel Networks Inc. (“PhotoChannel”, the “Company”, “we” or “our”). This discussion should be read in conjunction with the Management’s Discussion and Analysis presented in our 2006 Annual Report and the consolidated financial statements and accompanying notes for the nine months ended June 30, 2007 and 2006. The financial information reported herein has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and is presented in Canadian dollars, unless otherwise noted.

This discussion and analysis may contain forward-looking statements. Statements which are not historical facts reflect our views at August 31, 2007 with respect to future events and are subject to certain risks, uncertainties and assumptions. These risks and assumptions include, but are not limited to, changes in the market for our services, changes in the economy, increasing competition in our market, the risk of loss of current customers, risks related to changes in technology, employee retention, inability to deliver on contracts, failure of customers to adequately market the online photo-finishing services they provide, foreign exchange, and risks with respect to our financial capacity. These risks are set out in greater detail in our Annual Report on Form 20F filed for the year ended September 30, 2006, available on the SEC’s website at www.sec.gov/edgar.shtml and on SEDAR at www.sedar.com. Our actual results could differ materially from those expressed or implied by such forward-looking statements.

We are pleased to provide you with an update on the progress PhotoChannel made in its third quarter of fiscal 2007, represented by the period ended June 30, 2007.

Business Highlights

Third Quarter 2007 Financial Highlights

•	Total revenues, (installation, membership, transaction, archive and professional fees), for the quarter were $1,272,962, a decrease of 3% over the third quarter of 2006;

•	Transactional revenues for the quarter were $809,469, an increase of 68% over the third quarter of 2006 and comprised 64% of total revenues compared to 37% during the third quarter of 2006;

•	Transactional revenues from existing customers (organic growth) increased by 72% during the third quarter of 2007 compared to the corresponding quarter of 2006;

•	Gross profit margins (revenue, less network delivery expenses) were 76% of revenues, compared to 53% of revenues for the third quarter of 2006;

•	Total operating expenses were $1,732,039, a decrease of 26%, compared to $2,355,044 for the third quarter of 2006;

•
Adjusted EBITDA (net loss from operations, excluding amortization and compensation expense associated with stock option grants) was a loss of $162,649, compared to a loss of $840,563 in the third quarter of 2006;

•
Net loss and comprehensive loss for the quarter in accordance with GAAP was $1,639,651, which included a foreign exchange loss of $1,369,179, compared to a loss of $1,025,636 for the third quarter of 2006;

•	Net loss per share was $0.05, compared to a net loss per share of $0.04 for the third quarter of 2006; and

•	We ended the third quarter of 2007 with approximately $19.6 million in cash and cash equivalents.

Nine Month 2007 Financial Highlights

•	Revenues (installation, membership, transaction, archive and professional fees) for the first nine months of fiscal 2007 were $4,112,147, an increase of 53% over the corresponding period of 2006;

•
Transactional revenues for the first nine months of fiscal 2007 were $2,571,253, an increase of 150% over the corresponding period of 2006 and comprised 63% of total revenues compared to 38% during the first nine months of 2006;

•	Gross profit margins (revenue, less network delivery expenses) were 74% of revenues for the first nine months of fiscal 2007, compared to 54% of revenues for the corresponding period of 2006;

•	Total operating expenses for the first nine months of fiscal 2007 were $5,367,720, compared to $5,154,766 for the same period of 2006;

•
Adjusted EBITDA (net loss from operations, excluding amortization and compensation expense associated with stock option grants) for the first nine months of fiscal 2007 was a loss of $405,778, compared to a loss of $2,064,515 in the corresponding period of 2006;

•
Net loss and comprehensive for the first nine months of fiscal 2007 in accordance with GAAP was $2,394,386, which included a foreign exchange loss of $1,371,158, compared to a loss of $2,446,897 for the same period of 2006; and

•	Net loss per share for the first nine months of fiscal 2007 was $0.08, compared to a net loss per share of $0.11 for 2006.

Third Quarter 2007 Metrics

•	Orders processed through our network, on behalf of our retailers’ customers, for the third quarter increased by 84% over the third quarter of 2006;

•	Average orders processed per day during the third quarter increased by 84% over the third quarter of 2006; and

•	The number of unique consumer accounts at the end of the third quarter of fiscal 2007 had increased by 181% over the end of the third quarter of 2006.

Highlights and Subsequent Events

During the third quarter the following significant events occurred:

•
We reached an agreement in principle with FUJIFILM Canada Inc. to operate Online Photo Service for FUJIFILM retailers. As part of this agreement, we launched the new online photo service for Shoppers Drug Mart at on August 28, 2007. Shoppers Drug Mart is a large national chain of drug stores in Canada serving its customers through over 1,000 locations. In addition, under this agreement, we are completing the migration of Loblaw Companies Limited’s online photo services to our platform. Loblaw’s is Canada's largest food distributor and a leading provider of general merchandise, drugstore and financial products and services. The migration is expected to be completed and launched in the fourth quarter of calendar 2007.

•
On April 25, 2007, we reached an agreement with the board of directors of Pixology plc (“Pixology”) on a recommended all cash offer by us for all of the issued shares of Pixology for 40.0 pence per Pixology share (approximately $0.90 per Pixology share), for a total purchase price of approximately $17,650,000 before costs directly associated with the acquisition, based on exchange rates at the time of take-up. This acquisition was completed on July 2, 2007, at which time we took control of the operations of Pixology. Pixology’s results of operations will be consolidated with ours in our fourth quarter of fiscal 2007 which ends September 30, 2007.

•
Pixology has developed and markets both an online solution and a kiosk solution for photofinishing retailers to allow their customers to produce prints and gifting products from their digital images. In the upcoming months, we will be converting and migrating all of Pixology’s online customers onto our online platform.

•
We have already started to realize positive gains from this acquisition.  As a result of this acquisition our client base has been expanded to include Tesco (online and kiosk solutions), Jessops (kiosk), Asda (Wal-Mart UK - online solution), Boots (online solution), and Costco US, Canada and Mexico (kiosk solution).

•
The majority of kiosks deployed in the world today are not connected - meaning they are standalone print only machines.  Our plan is to sell a connected kiosk whereby the kiosk will still offer the full print functionality, but also offer the full online array of photo gift products for ordering.  This connectivity will help convert the current kiosk model from a license based business to a transactional business.

•
The Pixology kiosk offering was different from other kiosk software makers in that they did not sell hardware for the kiosks, focusing instead on workflow and integration with all devices.  The technologies employed by the two companies are very much in sync and our integration work is underway.  This Fall we will roll out a new kiosk platform that not only integrates online with our websites, but is built on the same .Net platform used within our online systems.  We will be releasing this new platform for one customer in October and presenting to our worldwide client base in the months to come. We plan to make it the highlight of our presentation at the Photo Marketing Association’s annual tradeshow in January 2008.

•
We have developed a six month plan to fully integrate the development staff of both companies, as well as our datacenters.  The talent pool in the United Kingdom office is deep and we have been able to leverage the strengths of each organization to create one team. On the datacenter side we will consolidate the two United Kingdom facilities into one and run one facility in each of Canada and the United Kingdom.

•
As part of our previously disclosed private placement of units for total proceeds of $15,064,000 (U.S.), which closed in two tranches on March 30 and April 2, 2007, we into a Registration Rights Agreement with the investors. Under the Registration Rights Agreement, the Company agreed to file a preliminary prospectus in Canada and a registration statement in the United States by May 30, 2007, and a final prospectus in Canada and a registration statement in the United States by July 28, 2007 to qualify the re-sale of the shares and shares underlying the warrants sold to the investor(s). The Company filed the preliminary prospectus and registration statement on May 29, 2007, however, did not file the final prospectus and registration statement by July 28, 2007, and paid the investors an aggregate of US$150,639.99 in liquidated damages. The final prospectus was filed and receipted on August 13, 2007 and the registration statement was filed and made effective in the United States on August 15, 2007.

RESULTS OF OPERATIONS

	Nine months ended	Nine month ended
	June 30, 2007	June 30, 2006

Revenue	$4,112,147	$2,684,380
Loss from operations	(1,255,573)	(2,470,386)
Net loss	(2,394,386)	(2,446,897)
Basic and diluted net loss per share	$(0.08)	$(0.11)

We have four main sources of revenue derived from the provision of the PhotoChannel Network (the “Network”) to electronically connect photo-finishing retailers to their customers through the Internet: installation revenue (including licensing fees), membership fees, transaction fees and archive fees. For further information on our revenue recognition policies, see Critical Accounting Estimates, Revenue Recognition, below in this report.

Network revenue increased 53% to $4,112,147 for the nine month period ending June 30, 2007 compared to the same period last year. The increase was attributable to three factors: organic growth in usage of the Network from customers of our photo-finishing retailers; our retailers commencing to print in-store; and additional customers using the Network. We believe that organic growth will continue to grow as the Internet is increasingly adopted by consumers as a means to print images. Based upon our past experience, we have traditionally seen an ongoing increase in the use of our service as in-store printing is adopted. Also, the first nine months of this year included revenue generated from services provided to CVS Pharmacy, which came online in February, 2006, but did not begin offer the one-hour print in-store model until July, 2006. In the future, we expect to add additional customers, including Shoppers Drug Mart (launched August 28, 2007) and Loblaw in Canada.

Increases were seen in transaction, professional and membership fees, which increased 150%, 28% and 27%, respectively, for the nine month period ending June 30, 2007.

Transaction revenue for the nine month period ended June 30, 2007 was up 150% from the comparable period of fiscal 2006 from $1,026,610 to $2,571,253. During this third quarter, transactional revenue comprised 64% of total revenue, up from 37% of total revenue during the third quarter of fiscal 2006. The photofinishing business is a cyclical business and we are now experiencing the seasonality in our online photo offering. Going forward we expect to realize the same or similar trends as we have witnessed in fiscal 2007 with existing retailers, with our first quarter being our strongest quarter. Although our third quarter transactional revenue increase by 68%, as compared to the same quarter of fiscal 2006, we continue to expect our annual transactional revenue to increase in excess of 100% over fiscal 2006 given this seasonality. We believe that the increase in transactional revenue continues to signal the growing adoption of the use of the online Network.

Professional fees were up 28% or $54,940 from the corresponding nine month period of fiscal 2006, as we provided more email marketing assistance to its retailer base. We have seen that email marketing by our retail partners leads to increases in the number of orders placed by their customers and a related increase in transactional fees to us. We expect to continue assisting our customers in the future as requested, in order to drive additional orders through our Network.

Membership fees also increased 27% or $141,417 over the same period of fiscal 2006, but decreased by 15% from our second quarter of fiscal 2007. This sequential decrease was the result of one of our customers outsourcing support of their in-store lab servers to a third party. We expect to see membership fees remain constant or to increase as stores of new and existing customers are connected to the Network.

Revenue related to installations decreased during the nine months by 32%, from $842,816 to $574,871, which is offset by a reduction in our cost of installations for the nine month period, compared to the same period last year totalling $237,776. Installation revenues have primarily consisted of lab system installations in our retail partner locations to enable one-hour printing, but also include a nominal monthly charge for licensing fees. Many of our new retail partners are electing to install or have already installed their own lab systems. We expect this trend will continue, leading to reduction of our revenues related directly to installations. However, while we expect revenues from installations of lab systems to continue to decrease, with our acquisition of Pixology, which derives significant revenue through licensing fees, we expect revenue from installation fees will increase overall when we consolidate earnings during our fourth quarter of fiscal 2007.

The costs of operations for the nine month period ended June 30, 2007 were $5,367,720, up 4% or $212,954 when compared to the same period of fiscal 2006. This increase was primarily attributable to an increase in research and development as we continue to enhance and expand our product offering to new and existing retailers.

Research and development expenses for the nine months ended June 30, 2007 increased by $290,153 to $2,024,256, an increase of 17% from the comparable period of 2006. This increase was primarily due to an increase in staffing and consultants used to develop and enhance our product offering and a stock-based compensation expense resulting from the distribution of stock options, as an incentive, to the development team. We believe that our networked online platform enables us to offer one of the most comprehensive solutions in the marketplace today for one hour in-store printing and gifting. Our research and development expenses help ensure that we maintain this market advantage.

Network delivery expenses for the nine months ended June 30, 2007 decreased by $154,731 to $1,078,671, a decrease of 13% from the comparable period of 2006. This decrease was primarily due to a decrease of $237,776 or 35%, related to the installation of new lab systems required for direct to in-store printing and CD burning equipment. This decrease is directly related to the decrease in installation fees for the third quarter. As well, telecommunication costs decreased by $9,323 or 5%, with a further related expense recovery of $16,669 from prior periods, as we negotiated a better rate for bandwidth with our telecommunication provider. This decrease was partially off-set by an increase of $44,663 or 17%, due to an increase in customer support costs related to expanded time zone coverage.

General and administration expenses for nine months ended June 30, 2007 increased by $159,398 to $1,384,193, an increase of 13% from the comparable period of 2006. This increase was primarily due to an increased expense for stock-based compensation, but also from smaller increases in accounting and legal, salary, office and miscellaneous, public company fees and rent.

Sales and marketing expenses for the nine months ended June 30, 2007 decreased by $179,974 to $519,438, a decrease of 26% from the comparable period of 2006. This decrease was primarily due to reduction in printing, advertising and promotion and consulting fees, while being partially offset by a charge for stock-based compensation, and increases in travel and miscellaneous expenses.

Amortization expense for the nine months ended June 30, 2007 increased by $98,108 to $361,162, an increase of 37% from the comparable period of 2006. This increase was due to the purchase of additional equipment and software to handle the growing transactional volume, along with new PC’s related to existing and additional staffing.

We recorded a nine month net loss attributable to common shareholders of $2,394,386 or $0.08 per share compared to $2,446,897 or $0.11 per share in the same period last year. This decrease of 2% was primarily due to increases in revenues as the volume of transactions conducted through the Network continues to increase, but was significantly off-set by foreign exchange loss, as the Canadian dollar appreciated strongly against the US dollar and during our third quarter we had a large amount of cash held in US dollars as a result of our most recent private placement. Although we did not expect such a large variance between the Canadian and US currencies (approximately 8.7%) during the quarter, these US funds we used by us to acquire Pixology in British Pounds and the US dollar only lost 5.7% to the British Pound Sterling from March 31, 2007 to the time of acquiring stock from Pixology’s shareholders.

Contingencies

As of August 31, 2007, there were no legal proceedings material to us to which we or our subsidiaries are a party or to which their property is subject, nor to the best of the knowledge of management, are any such legal proceedings contemplated.

FINANCIAL CAPABILITY

As at June 30, 2007, we had working capital of $19,557,130 compared to working capital of $953,567 as at June 30, 2006. The cash and cash equivalents on hand, including cash held in trust, at the end of the period were $19,638,372. On July 2, 2007 we announced that we had received acceptances from the holders of over 94% of the outstanding Pixology shares, and has determined to complete the acquisition of Pixology under the proposed terms originally announced on April 25, 2007. Upon the purchase of all the issued and to be issued common shares of Pixology, we expect to spend approximately $17,650,000 before costs directly associated with the acquisition based on exchange rates at the time of take-up. At the time of acquisition Pixology had approximately $8,100,000 cash that we acquired upon purchase, which will be added to working capital. We have a limited operating history and the successful implementation of our business strategy depends on numerous factors including economic, competitive and other conditions and uncertainties, the ability to hire and retain qualified personnel, the ability to obtain financing for continued development and commercialization of its products. Adverse economic or competitive conditions or the failure to hire and retain qualified personnel or obtain financing when required could affect our operations in the future. We do not have any immediate cash requirements for our ongoing operations.

The contractual obligations and payments due for each of the next three years have not materially changed from the Management’s Discussion and Analysis presented in the 2006 Annual Report.

TAXATION AND OTHER NON-OPERATING ITEMS

Since inception we have sustained significant tax losses and continues to strive to generate sufficient revenues to cover its operating costs in an industry characterized by rapid technological change.

CRITICAL ACCOUNTING ESTIMATES

PhotoChannel prepares its financial statements in accordance with GAAP. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based upon historical experience and various other assumptions that are believed to be reasonable under the circumstances. These estimates are evaluated on an ongoing basis and form the basis for making judgments regarding the carrying values of assets and liabilities and the reported amount of revenues and expenses. Actual results may differ from these estimates under different assumptions.

Revenue recognition

Revenue is earned from the provision of the PhotoChannel Network which enables photo-finishing retailers to electronically connect to their customers through the Internet. Revenue received in advance from installation services for the set-up of a customer website is recorded as deferred revenue and is recognized into income over the estimated term of the customer relationship period. Revenue from monthly membership fees from photo-finishing retailers for the connection to the PhotoChannel Network is recognized as the service connection is provided. Revenue from commissions earned on transactions processed by the photo-finishing retailers utilizing the PhotoChannel Network is recognized at the time the digital image processing services are provided to the end customer. Revenue from archive fees from online image storage is recognized as the service is provided. Revenue for professional fees from development and marketing are recognized as the service is provided.

Income taxes

We use the liability method of accounting for income taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax balances. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered more likely than not.

BUSINESS RISKS

The business risks described in the Management’s Discussion and Analysis presented in the 2006 Annual Report have not materially altered.

MANAGEMENT’S STATEMENT OF RESPONSIBILITY

The consolidated financial statements contained in this report have been prepared by management in accordance with generally accepted accounting principles and have been approved by the Board of Directors. The integrity and objectivity of the consolidated financial statements are the responsibility of management. In addition, management is responsible for all other information in this report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

Management maintains a system of internal accounting controls to provide reasonable assurance that the Company’s assets are safeguarded and accounted for, and to facilitate the preparation of relevant, reliable, and timely financial information. Where necessary, management uses its best judgment to make estimates required to ensure fair and consistent presentation of this information.

Our management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within us have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

There has been no change in our internal control over financial reporting during the Company's third quarter of fiscal 2007, ended June 30, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. At the end of our second quarter of fiscal 2007, by way of our market capitalization, we were deemed an accelerated filer under Sarbanes Oxley. We are in the process of reviewing internal controls and implementing measures to comply Sarbanes Oxley.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and exercises this responsibility principally through the Audit Committee. The Audit Committee includes four directors, three of whom are not involved in our daily operations. The functions of the Audit Committee are to review the quarterly and annual consolidated financial statements; review the adequacy of the system of internal controls; review any relevant accounting, financial and security regulatory matters; and recommend the appointment of external auditors.

QUARTERLY FINANCIAL INFORMATION

The following table provides selected quarterly information for our eight most recent quarters. This information is unaudited, but reflects all adjustments of a normal, recurring nature which are, in the opinion of management, necessary to present a fair statement of our results of operations for the periods presented. Quarter-to-quarter comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indicator of future performance.

	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,
	2005	2005	2006	2006

Revenue	$556,372	$542,714	$831,146	$1,310,520
Net loss from operations	1,046,061	613,004	812,858	1,044,524
Net loss for the period	1,030,701	615,366	805,895	1,025,636
Basic and diluted net loss per share	$0.01	$-	$-	$-

	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,
	2006	2006	2007	2007

Revenue	$1,390,771	$1,521,262	$1,317,923	$1,272,962
Net loss from operations	168,774	54,390	742,106	459,077
Net loss for the period	185,404	37,191	717,544	1,639,651
Basic and diluted net loss per share	$0.01	$-	$0.03	$0.06

QUARTERLY REVENUE BREAKDOWN

	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,
	2005	2005	2006	2006
Revenue	$	$	$	$

Installation fees	153,236	79,017	291,160	472,639
Membership fees	142,276	158,655	170,358	196,607
Transaction commission fees	181,797	233,733	309,940	482,938
Archive fees	31,011	30,056	30,123	30,119
Professional fees	48,052	41,253	29,564	128,218
Total Revenues	556,372	542,714	831,145	1,310,521

	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,
	2006	2006	2007	2007
Revenue	$	$	$	$

Installation fees	397,114	143,063	280,056	151,752
Membership fees	225,788	232,479	235,163	199,395
Transaction commission fees	660,593	1,044,195	717,589	809,469
Archive fees	21,263	15,007	15,000	15,004
Professional fees	86,013	86,518	70,115	97,342
Total Revenues	1,390,771	1,521,262	1,317,923	1,272,962

OUTSTANDING SHARE INFORMATION AS AT AUGUST 31, 2007

Authorized
Common shares	Unlimited
Preferred shares	Unlimited

Issued and outstanding
Common shares	33,307,081

Options Outstanding	1,623,279
Warrants Outstanding	4,857,147

Caveat

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. PhotoChannel’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, technological shifts, employee retention, contract inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings. Additional information related to the Company can be found on the SEC’s website at www.sec.gov/edgar.shtml and SEDAR at www.sedar.com.

Under National Instrument 51-102, Part 4, subsection 4.3 (3)/(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by and auditor.

The interim consolidated financial statements of the Company, as at and for the period ended June 30, 2007, have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

ADDITIONAL INFORMATION

Additional information related to the Company can be found on the SEC’s website at www.sec.gov/edgar.shtml and SEDAR at www.sedar.com.

Form 52-109F2 Certification of Interim Filings

I Peter Fitzgerald, CEO, of PhotoChannel Networks Inc. certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of PhotoChannel Networks Inc., (the issuer) for the interim period ending June 30, 2007;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.
The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.
I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:  September 4, 2007

”Peter Fitzgerald”
Peter Fitzgerald
President & CEO

Form 52-109F2 Certification of Interim Filings

I Robert Chisholm, CFO, of PhotoChannel Networks Inc. certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of PhotoChannel Networks Inc., (the issuer) for the interim period ending June 30, 2007;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.
The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.
I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:  September 4, 2007

”Robert Chisholm”
Robert Chisholm
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOTOCHANNEL NETWORKS INC.

Date: September 4, 2007

/s/ Robert Chisholm

CFO